FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

DATED AUGUST 9, 2002

ASE Test Limited
(Exact name of Registrant as specified in its charter)
______________

10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F |X|	FORM 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES |_|	NO |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2002	ADVANCED SEMICONDUCTOR ENGINEERING, INC. By: Joseph Tung Name: Joseph Tung Title: Chief Financial Officer

ASE TEST LIMITED	August 9, 2002
FOR IMMEDIATE RELEASE

Richard C. Wei, Chief Financial Officer
US Tel.              408-567-4383                            email:       rwei@iselabs.com
Asia Tel.            +886-2-8780-5489

ASE TEST LIMITED ANNOUNCES JULY 2002 REVENUES

Taipei, Taiwan, R.O.C., AUGUST 9, 2002 — ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated July 2002 net revenues were US$26.4 million.  Compared to prior periods, the July figure represented growth of 40% year-over-year and a decrease of 2% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(US$000)	July 2001	June 2002	July 2002	YoY Change	Sequential Change
Net Revenues	18,887	26,829	26,359	40%	-2%

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)